UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Completion of Acquisition of European Lithium Ltd.; Issuance of Scheme Consideration

As previously disclosed, on May 18, 2026, Critical Metals Corp. (“Critical Metals” or the “Company”) entered into a binding Scheme Implementation Deed with European Lithium Ltd. (ASX: EUR) (“European Lithium”), as amended and restated from time to time (the “Scheme Implementation Deed”), under which Critical Metals agreed to acquire all of the issued shares and listed options of European Lithium by way of two interdependent schemes of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth), comprising a scheme between European Lithium and its shareholders (the “Share Scheme”) and a scheme between European Lithium and the holders of its listed options (the “Option Scheme” and, together with the Share Scheme, the “Schemes” and the transactions contemplated thereby, the “Transaction”).

Following the approval of the Schemes by European Lithium’s shareholders and option holders on October 22, 2026, the Supreme Court of Western Australia (the “Court”) made orders approving the Schemes on October 26, 2026. The Schemes became effective on October 27, 2026 upon lodgment of an office copy of the Court orders with the Australian Securities and Investments Commission.

On November 5, 2026 (the “Implementation Date”), Critical Metals completed the Transaction and European Lithium became a wholly owned subsidiary of Critical Metals. On the Implementation Date, Critical Metals issued an aggregate of 90,539,994 ordinary shares of Critical Metals (“Ordinary Shares”), of which (i) 78,414,558 Ordinary Shares were issued as consideration under the Share Scheme, based on a transaction ratio of 0.045 Ordinary Shares for each European Lithium share, (ii) 7,989,037 Ordinary Shares were issued as consideration under the Option Scheme, and (iii) 4,136,399 Ordinary Shares were issued to certain holders of unlisted options and Class 1 and Class 2 performance rights of European Lithium.

As a result of the Transaction, European Lithium became a wholly owned subsidiary of Critical Metals. Following the Transaction, European Lithium continues to hold the 45,536,338 Ordinary Shares that it acquired in February 2024, however all rights attaching to such Ordinary Shares, including voting and dividend rights, are suspended under the Company’s amended and restated memorandum and articles of association, as described below under “Amendments to Memorandum and Articles of Association.”

Immediately following the Transaction, including as a result of the suspension of rights held by European Lithium described above, there were 194,219,631 Ordinary Shares issued and outstanding. The Ordinary Shares held by European Lithium described above, which contain no voting and dividend rights, will be accounted for by Critical Metals as treasury shares. In addition, immediately following the Transaction, Critical Metals Corp’s cash balance was approximately $264.5 million.

In addition, upon the occurrence of the Implementation Date, (i) Amendment No. 4, dated September 28, 2026, to the Agreement and Plan of Merger, dated as of October 24, 2022, by and between Critical Metals and European Lithium, as previously amended, became effective, which terminates Critical Metals’ obligation to issue up to 6,778,838 Ordinary Shares to European Lithium as earnout consideration thereunder, and (ii) the Termination Agreement, dated September 28, 2026, by and between Critical Metals and European Lithium became effective, which terminates the Investors Agreement, dated as of February 27, 2024, by and between Critical Metals and European Lithium.

Issuance of Replacement Warrants

In connection with the Transaction, on the Implementation Date, Critical Metals issued warrants representing approximately 8.1 million Ordinary Shares (the “Replacement Warrants”) to holders of Class 3, Class 4, Class 5 and Class 6 performance rights of European Lithium, including certain directors of Critical Metals and its affiliates, in exchange for the cancellation of such performance rights. The Replacement Warrants vest automatically when the volume-weighted average price of the Ordinary Shares on Nasdaq over 20 consecutive Nasdaq trading days equals or exceeds US$10.92, US$12.48, US$14.04 or US$15.60 (for Classes 3, 4, 5 and 6, respectively), on or before December 31, 2027 (Class 3), December 31, 2028 (Classes 4 and 5) or December 31, 2029 (Class 6), subject to adjustment under their terms. No additional cash exercise price or action by the holder is required upon vesting, and any Replacement Warrants that have not vested by the applicable expiration date automatically lapse. The Replacement Warrants were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

The above description of the Replacement Warrants is not complete and are qualified in their entirety by the Form of Replacement Warrant, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K.

Amendments to Memorandum and Articles of Association

On October 30, 2026, the board of directors of Critical Metals (the “Board”) approved the amendment and restatement of the Company’s memorandum and articles of association in two successive stages, the second stage being conditional upon receipt of the written consent of European Lithium.

The first-stage amended and restated memorandum and articles of association (the “Stage 1 A&R M&A”) provide that the rights attaching to any shares of the Company which are held by any direct or indirect wholly owned subsidiary of the Company are automatically suspended, consistent with the treatment of treasury shares under the Company’s memorandum and articles of association (the “Treasury Equivalent Shares”). As a result, upon completion of the Transaction, the rights (including voting and dividend rights) attaching to the 45,536,338 Ordinary Shares held by European Lithium were automatically suspended and such shares became Treasury Equivalent Shares. These rights will be automatically suspended for so long as European Lithium remains a wholly owned subsidiary of Critical Metals. The Stage 1 A&R M&A were filed with and registered by the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”) on October 30, 2026 and became effective on that date.

Following completion of the Transaction and the receipt of the written consent of European Lithium, the Stage 1 A&R M&A were further amended and restated (the “Stage 2 A&R M&A”) to delete provisions that conferred rights personal to European Lithium, including European Lithium’s rights to appoint and remove directors, its carve-out from the special meeting request requirements and its chairperson-election right, together with the related ownership threshold definitions, and to remove the European Lithium-linked conditionality from the provisions governing written resolutions of members, the filling of director vacancies, the removal of directors by members and the amendment of the memorandum and articles of association. In each case, the European Lithium-linked provision was replaced with a single, generally applicable rule calibrated to produce the same outcome as would have applied had European Lithium at all times held no shares in the Company. The Stage 2 A&R M&A were filed with and registered by the Registrar on November 5, 2026 and became effective on that date.

The above descriptions are not complete and are qualified in their entirety by the Stage 1 A&R M&A and the Stage 2 A&R M&A, copies of which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this report on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding anticipated benefits of the transaction, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-299575), on Form F-3 (File No. 333-296156), on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Replacement Warrant.
99.2	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (Stage 1), registered with the Registrar of Corporate Affairs in the British Virgin Islands on October 30, 2026.
99.3	Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (Stage 2), registered with the Registrar of Corporate Affairs in the British Virgin Islands on November 5, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.
November 5, 2026
	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Chief Executive Officer and Executive Chairman

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